Pippy Sips

retail

The First-Ever Bottle for All-Day Storing, Cooling, and Monitoring of Breastmilk

PIPPYSIPS.COM PHILADELPHIA PENNSYLVANIA



Amberlee had to return to work after maternity leave. But she wanted to keep breastfeeding. This meant a lot of pumping at work. A big issue for Amberlee (and many of her peers) was safely storing pumped breastmilk, for the whole day, without a nearby fridge. No one had a solution to that issue. So Amberlee decided to come up with one herself.

Amber Lee Venti CEO @ Pippy Sips

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Why you may want to support us...

1. Successfully raised $21K from 182 backers on past crowdfunding campaign. campaign:https://ifundwomen.com/projects/maia.
2. Maia is a breast pump accessory product. The global breast pump market is valued at more than $2 Billion, and 75% of sales are domestic.
3. In the U.S. alone, over 2.5 million moms have used a breast pump
4. 73% of potential customers surveyed said they were likely to buy our product.
5. Invest in Pippy Sips, invest in American manufacturing: assembly and testing (Pa.); steel parts (Conn.); plastic parts and tech. (N.J.)
6. WINNER of Philly's most prominent design competition: https://www.designphiladelphia.org/2019-finalists.
7. Regional semi-finalist in AlphalabGear Hardware Cup pitch competition.

Our Team

AND OUR MAJOR ACCOMPLISHMENTS

Amber Lee Venti
CEO
A tireless worker and problem-solver, I'm building my business and kicking butt at my day job (was just promoted) all while raising two kids. The goal is to run Pippy Sips fulltime as soon as I can.

Joe Venti
COO
When I'm not spending time with my family or practicing law or handling Pippy Sips operations, I enjoy volunteering with Rebuilding Together Philadelphia.

Peter Venti
Strategic Advisor
I tell businesses what they need to hear in order to succeed. I recently helped orchestrate a multi-million dollar acquisition of my company Realfood Consulting. See https://www.fsrmagazine.com/content/troon-acquires-realfood-consulting

Downloads

Pippy Sips - confidential Pitch Deck for WeFunder.pdf

MAIA

The first all-in-one system for storing, cooling, transporting and monitoring breastmilk.



Pumping at work can be incredibly inconvenient.

Pippy Sips Founder Amberlee had her struggles with breast pumping at work. While she was able to pump at her job - multiple times a day, for many months - the process was cumbersome. One of the biggest challenges was keeping the milk cooled.

Many moms bring coolers with ice packs to work. These moms stress that the milk gets too warm, and until now there has been no way to easily monitor the milk's temperature.



Our product makes pumping easier.

Our product, Maia, keeps milk at a safe temperature for up 24 hours. And we've built an internal thermometer activated by double-tapping Maia's lid, so you can check the temperature anytime.

Maia's keeps milk cool with fewer parts. Its shell is made of food-grade stainless steel so it's more durable than fabric cooling bags. It connects to all bottle-based pumps (either directly or with the aid of an included adapter). And it's small enough to comfortable fit in a purse or work bag.



The market for Maia is big and getting bigger.

The global breast pump market is valued around $2 Billion, with 75% of sales generated in the United States. Over 2.5 million moms in the U.S. will use a breast pump this year, and that number replenishes and will increase each subsequent year. More moms than ever before are going back to work after maternity leave, and more moms than ever before are continuing to breastfeed after maternity leave (which means they will be using a pump).

Initially, our typical customer will spend between $110 and $150 on Maia and accessories (extra plastic bottle if one is in the dishwasher, extra cooling pucks to keep in the freezer). We will increase that amount through additional product offerings over time.



An investment in Pippy Sips is an invest in American manufacturing.

Pippy Sips is confident that Maia has a durability, functionality, and aesthetic appeal superior to other portable storing and cooling systems—all with fewer component parts. More still, Maia is the only such system being manufactured right here in the United States. The steel parts will be made in Connecticut, the "thermolid" and the plastic pumping bottle will be made in New Jersey, and the system as a whole will be assembled and tested an hour from Pippy Sips's Philadelphia headquarters.

Also, even though Maia is not a medical device per se, Pippy Sips is having Maia built according to ISO 13485 quality procedures for FDA-regulated medical devices. Pippy Sips honors the trust of its customers by making sure it has done everything it can to build a product that will be safe for children and will put breastfeeding moms at ease.


MADE IN USA

Investor Q&A

– COLLAPSE ALL

What does your company do?

Pippy Sips makes breast pump accessory products that moms wish were already available in the marketplace. We are guided by a simple mandate: Make pumping easier for breastfeeding moms. Our first product, Maia, fulfills that mandate. Maia is a patent-pending, first-of-its kind, all-in-one system for storing, cooling, and monitoring breastmilk.

Where will your company be in 5 years?

* At least 3 SKUs* 8-figure gross revenue* Key hires made: In-house engineering, marketing, and operations teams.* Relationships with multiple non-profit breastfeeding resource centers (to meet our philanthropic goals)* Relationships with companies that have breastfeeding employees (to support B2B sales)

Why did you choose this idea?

Amberlee had to return to work after maternity leave. But she wanted to keep breastfeeding. This meant a lot of pumping at work. A big issue for Amberlee (and many of her peers) was safely storing pumped breastmilk, for the whole day, without a nearby fridge. No one had a solution to that issue. So Amberlee decided to come up with one herself.

Why is this a good idea, right now? What changed in the world? Why wasn't this done a few years ago?

More moms than ever want or have to go back to work after having babies. More moms than ever are choosing to breastfeed for one year. Working and breastfeeding shouldn't be an either/or proposition.

But there are so many challenges that nursing, working moms face. While the Affordable Care Act has helped matters, the United States still lags behind other developed countries when it comes to supporting nursing, working moms. Private industry has focused on making breast pumps better, but little to no innovation has occurred when it comes to breast pump accessory products. Why? We've talked to some of the leading breast pump makers, and they don't have any good answers. Our answer: Someone has to be first . . . and why not us.

What is your proudest accomplishment?

Personally, it's reaching the production phase of development after years of engineering, all while working full-time jobs and raising two children. Professionally, we're proud of our successful crowdfunding campaign, winning the premier design competition in Philadelphia, and reaching the regional semi-finals in a well-regarded pitch competition (our first ever such competition).

How far along are you? What's your biggest obstacle?

We are just about to start production of our first units. The biggest obstacle right now is financial (hence this campaign).

Who are your competitors? Who is the biggest threat?

Our only direct competitor right now is a company called Ceres Chill.

What do you understand that your competitors don't?

At some point, there will be a lot of companies selling portable breastmilk-cooling products. Any short term gains by rushing out an overseas-made, un- or lightly-tested product will evaporate when consumers are looking to choose the best of the bunch. We will be the only company that has put in the time and money to build consumer products made to American medical device standards. Because breastmilk is invaluable, quality will win the day.

How will you make money?

Selling. Selling. Selling. Online sales through an e-commerce platform for the first couple of production runs.

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed?

Our product, Maia, is something that if a customer wants, she wants it yesterday. We need to have enough inventory at all times so that moms can get the product quick; if mom ever saw on our site that a Maia is not going to be able to ship within a couple weeks of ordering, that sale is not going to happen, ever.

We also need to reach our customers at the beginning of their nursing/pumping experience; moms generally get all of their pumping products at baby showers or otherwise early in the experience, and they tend not to shake things up too much throughout.

What do you need the most help with?

Making sure that every mom who needs our product knows that it's available.

What would you do with the money you raise?

Manufacturing costs; Paying to build an E-commerce platform; Legal/Patent fees